Exhibit 23.5

7th October 2009

7 Days Group Holdings Limited

10F, 705 GuangzhouDaDaoNan Road

Guangzhou, Guangdong 510290

People’s Republic of China

Attention: Eric Haibing Wu

Dear Mr. Wu,

We hereby consent to the references to our name and the quotation by 7 Days Group Holdings Limited in its Registration Statement (as may be amended or supplemented) on Form F-1 submitted, to be submitted or to be filed with the U.S. Securities and Exchange Commission (the “Registration Statement”), of research data and information prepared by us, and in roadshow and other promotional materials in connection with the proposed offering. We also hereby consent to the filing of this letter as an exhibit to the Registration Statement.

Yours faithfully,

Datamonitor Pty Ltd

Asia-Pacific Director

www.datamonitor.com